

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

<u>Via E-mail</u>

L. Edward Baker
Chairman and Chief Executive Officer
AWA Group LP
116 South Franklin Street
Rocky Mount, NC 27804

> **Re: AWA Group LP**
> **Offering Statement on Form 1-A**
> **Filed June 26, 2015**
> **Amended June 30, 2015**
> **File No. 024-10460**

Dear Mr. Baker:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>Part I</u>

<u>General</u>

1.   We note that you intend to amend your filing to include your financial statements. Please provide financial statements that meet the requirements of Article 8 of Regulation S-X.

<u>Item 1: Issuer Information</u>

2.   We note your disclosure that you have no cash and cash equivalents in this section of your filing. However, on page 29 in Item 9 of Part II of your filing you disclose that as of

June 30, 2015 you had $100,000 in cash. Please clarify this disclosure to make clear which periods are being reflected in each section, noting that neither set of financial statements should be for a period prior to inception of the entity. Additionally, please describe the source of the $100,000 in cash as of June 30, 2015.

Item 2. Issuer Eligibility

3.   Your Offering Circular indicates that you are a newly formed limited partnership with an "intention" to use the offering proceeds to acquire and operate between twelve and thirty-one "targeted" registered investment advisory firms. Revise the Offering Circular to identify these targeted entities and explain the status of your arrangement with each identified entity. To the extent that you are unable to identify these targeted entities in the Offering Circular, please refer to Securities Act Rule 251(b)(3) and withdraw the Form 1-A.

Part II - Offering Circular

Item 1. Cover Page

4.   The second paragraph indicates that the offering could close without reaching a minimum offering size. Please revise, as applicable, so that it is consistent with your disclosure on page 6.

5.   Please revise to identify the class of units that you are offering, set forth the termination date and include the escrow information required by Item 1(e) of Form 1-A.

6.   Given that you are a newly formed entity with nominal assets, please tell us why you believe it is appropriate to highlight on the cover page your intention to pay an 8% annual dividend.

Item. 3. Summary and Risk Factors, page 4

AWA Group, page 4

7.   We refer to the risk factor you include at the bottom of page 14. Please revise the Summary to highlight the risks and uncertainties regarding the federal tax treatment of the limited partnership, particularly the "especially high" risk that you will not meet the applicable exception in the first year.

Market Opportunity, page 4

8.   Please tell us your basis for stating on page 4 that "RIA firms are interested in partnering with us." Also provide your basis for presenting the graphics and table on page 5 concerning "Targeted RIA Acquisitions." To the extent that you do not have arrangements in place with the thirty-one targeted entities, please revise to remove the

information with respect to those entities. Additionally given the uncertainty with respect to your proceeds and specific acquisitions, the presentation of aggregated 2014 financial information is not appropriate.

Organizational Structure, page 6

9.   Your disclosure on page 6 indicates that you intend to become publicly traded on the over-the-counter bulletin board; however, your disclosures on pages 18, 21 and 22 indicate that you intend to have the units quoted on the OTC Markets platform. Please revise to clarify your intentions. To the extent that you intend that your common units will be quoted on the over-the-counter bulletin board, please revise to disclose when you intend to register the common units under the Exchange Act. To the extent that you intend to have your common units quoted on the OTC Markets, please revise to identify the applicable marketplace tier.

Risk Factors, page 7

10.   Please include a separate risk factor discussion describing Mr. Baker's conflicts of interest as the Chairman, CEO and Director of the General Partner, managing member of IAMC, LLC, and owner of common units. The risk factor discussion should discuss common units and Class M units held by AWA Management and the IAMC trusts and the percentage of the vote Mr. Baker will control if the minimum and maximum number of units are sold.

11.   We note your disclosure on page 24 that you expect that each RIA acquisition will range between $5 million and $10 million. Given the expected proceeds available for investment range between $18,300,000 and $45,750,000 and you expect to finance the balance of these acquisitions using earn-out agreements and promissory notes, please include a risk factor discussion highlighting your plan to finance these agreements using debt and the resulting impact on your cash flows.

If the Partnership were deemed an "investment company"…, page 11

12.   Please tell us, and revise, as applicable, to explain how, if at all, Investment Company Act Rule 3a-2 concerning transient investment companies impacts your business plan. To the extent that there are material risks that you will become an investment company pursuant to this rule, please revise your risk factor disclosure and highlight the risk in the Summary section of the Offering Circular.

We are an emerging growth company…, page 13

13.   Your statements that you are an emerging growth company under the JOBS Act imply that you are registering the issuance of the securities under the Securities Act. Please delete these references.

Item 4. Dilution, page 20

14.   Please tell us how you determined that the net tangible book value was $1.7 million given your disclosures in Part 1 and Part II, Item 9 concerning the amount of your assets.

Item 7. Description of Business, page 24

Competitive Strengths, page 26

Experienced Investment Team, page 26

15.   We note your disclosure on page 26 highlighting your "experienced investment team" as well as your disclosure on page 25 indicating that Mr. Baker will be making all investment decisions. Your disclosure on page 30 indicates that Mr. Baker served as Chairman and CEO of Mesa Holdings, a holding company of SEC Registered Investment Adviser firms. In light of the similarities between Mesa's business and the one you now propose, please tell us about Mr. Baker's experience at Mesa Holdings, including how many registered investment adviser firms Mesa held during Mr. Baker's tenure and the status of the Mesa business at the end of his tenure.

Item 10. Directors, Executive Officers…, page 30

16.   Please revise to disclose the dates of Mr. Baker's service at Mesa Holdings.

Item 12. Security Ownership…, page 33

17.   The table appears to aggregate Class A Common Units and Class M Units; however, the table indicates that it is limited to Class A Common Units. Please refer to Item 12(b) of Form 1-A and revise to provide a table for each class of security. Alternatively, explain to us why it is appropriate to include these classes in a single table.

Item 13. Interests of Management…, page 35

Class A Common Units, page 35

18.   We note your disclosure on page 7 and elsewhere indicating that 2,001,378 Class A Common Units were issued at some point after your formation on June 9, 2015. Your disclosures in the beneficial ownership table and in the private placement sections, however, appear to account for only 885,000 Class A Common Units. With a view to potential disclosure, please tell us the status of the other shares 1.1 million shares that have been issued.

Item 14. Securities Being Offered, page 36

Consequences to U.S. Holders of Common Units, page 47

19.   We note your risk disclosure on page 9 indicating that dividend payments may be a return of capital. Please tell us, and revise here and in the Summary on page 6, as appropriate, to discuss the tax consequences if dividend payments are a return of capital. Is this type of information provided on the K-1s that you mail to investors annually?

Part III - Exhibits

20.   Please file the subscription agreement. Refer to Form 1-A, Part III, Item 17, section (4).

21.   Please file the limited liability company agreement for the general partnership. Refer to Form 1-A, Part III, Item 17, sections (3) and (10).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, we remind you that it is that entity's responsibility to do so prior to qualification of your offering statement.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Stephanie Ciboroski, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director

cc (via email): William M. Mower, Esq. – Maslon LLP